Exhibit 21.1

List of Principal Subsidiaries

Environmental Solutions Group Holdings Limited	Cayman Islands
Environmental Solutions Asia Holdings Limited	British Virgin Islands
Environmental Solutions (Asia) Pte. Ltd.	Singapore